K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 26, 2016
FILED VIA EDGAR
Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 49
-- Neuberger Berman Absolute Return Multi-Manager Fund
-- Neuberger Berman Flexible Select Fund
-- Neuberger Berman Long Short Multi-Manager Fund
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Mr. Cowan:
This letter responds to your comments, discussed in our telephone conversation on February 11, 2015, regarding your review of Post-Effective Amendment No. 49 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (each a “Fund”).   Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 49 will become effective on February 29, 2016.  We expect to file Post-Effective Amendment No. 50 on February 26, 2016, which will become effective on February 29, 2016 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectuses
Comment 1:  Please move the footnotes to the fee table so that they appear immediately after the fee table, rather than after the expense example.
Response:  The Registrant confirms that the footnotes to the fee table will appear immediately after the fee table in the printed version of the prospectuses.
Comment 2:  Please explain whether the “Dividend and interest expense related to short sales” line item in the fee table includes brokerage expenses related to short sales.

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

Response:  The “Dividend and interest expense related to short sales” line item in the fee table does not include brokerage expenses related to short sales.  The Registrant is not aware of any requirement to include these expenses in the fee table.
Comment 3:  Please confirm that the recoupment by the Manager will be based on either the lesser of the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.
Response:  The Registrant notes that the description of the recoupment in the SAI states the following respect to the recoupment: “provided that the repayment does not cause that Class’ Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays NBIA, whichever is lower.”  Accordingly, the Registrant confirms that the recoupment by the Manager will be based on either the lesser of the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.
Comment 4:  Please confirm that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.
Response:  The Registrant confirms that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.
Comment 5:  Please confirm that the risks associated with the types of derivatives that each Fund identifies in the “Principal Investment Strategies” section are described in the “Principal Investment Risks” section.
Response:  The Registrant believes that the risk disclosure in the “Principal Investment Risks” section covers the risks associated with the types of derivatives that each Fund may invest in as part of its principal investment strategies.
Comment 6: Please consider whether “Redemption Risk” and “Risk of Increased Expenses” are principal investment risks of the Funds, since they appear to be general risks that apply broadly to all funds.  If not, please consider moving the disclosure to another section of the prospectus.
Response:  The Registrant believes that “Redemption Risk” and “Risk of Increased Expenses” are principal investment risks of the Funds that should remain in the “Principal Investment Risks” section of each Fund.

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

Comment 7:  In the Class A, Class C and Institutional Class prospectus for each Fund, please consider whether the * footnote to the performance table is permitted by Item 4 of Form N-1A.
Response:  Although the disclosure in the * footnote is not discussed in Item 4 of Form N-1A, the Registrant considers the performance information to be misleading without that language.  Accordingly, the Registrant has made no change to that footnote in response to this comment.
Comment 8:  For each Fund, please review the requirements of Item 9 to confirm that the structure of the prospectuses complies with the requirements of Item 9.
Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectuses complies with the requirements of Item 9.  Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectuses meets the requirements of Item 9.
Comment 9:  In the “Additional Information about Principal Investment Risks” section, please revise the third paragraph of “Derivatives Risk” to provide examples of how the Fund segregates assets for some of the derivative instruments disclosed.
Response:  The Registrant respectfully declines to make the requested change.  The Registrant believes that the existing risk disclosure related to asset segregation in the “Additional Information about Principal Investment Risks” section provides enough information about the risks associated with each Fund’s practices in this area and does not believe any additional disclosure is necessary.
Comment 10:  In the “Maintaining Your Account” section, please confirm whether the eight and ninth bullets in the “Other Policies” section are consistent with Section 22(e) of the 1940 Act.
Response:  The Registrant believes that the eight and ninth bullets in the “Other Policies” are consistent with Section 22(e). However, the Registrant will consider the Staff’s comment during the next annual update to the Fund’s registration statement and determine at that time whether any changes are warranted.
Comment 11:  In the “Maintaining Your Account” section, please revise paragraph six under the “When you sell your shares” section to disclose that in-kind securities will remain at market price until they are sold by the shareholder, and that a shareholder may incur capital gains when selling the securities and converting them to cash.

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

Response:  The Registrant respectfully declines to make the requested change.  As the prospectus indicates, the Fund does not redeem in kind under normal circumstances and does not believe the additional disclosure is necessary.
Neuberger Berman Absolute Return Multi-Manager Fund
Comment 12:  Please confirm whether the fees of the Fund’s wholly-owned subsidiary (“Subsidiary”) are included in the “Other expenses” line item of the fee table.
Response:  The Registrant notes that the Fund did not start investing in the Subsidiary until after the end of the prior fiscal year.  Since the fee table shows expenses from the prior fiscal year, there are no fees associated with investment in the Subsidiary.  However, the Registrant confirms that the fees of the Subsidiary will be included in the fee table in the future.
Comment 13:  Please explain why a footnote to the fee table discusses the Fund’s contractual expense limitation arrangement with the Manager when the fee table does not disclose any fee waivers or expense reimbursements during the fiscal year.
Response:  The Registrant notes that the Manager recouped previously waived fees during the fiscal year, pursuant to the terms of the contractual expense limitation agreement.  This recoupment is reflected in the “Other expenses” line item in the fee table.  The Registrant believes that the explanation of the contractual expense limitation agreement in a footnote to the fee table is necessary to provide context for the recoupment.
Comment 14:  Please consider adding a separate line item to the fee table to disclose the recoupment by the Fund to the Manager during the fiscal year, rather than including it in the “Other expenses” line item.
Response:  No change was made in response to this comment.  The Registrant believes the fee table complies with the Item 3 of Form N-1A.  Item 3, Instruction 3(c) of Form N-1A discusses the requirements of the “Other expenses” line item to the fee table.  The instructions indicate that this line item includes “all expenses not otherwise disclosed in the table.” The instructions do not require any subdivision of other expenses and states that a “Fund may subdivide this caption into no more than three subcaptions.”
Comment 15:  If applicable, please discuss the risks of investing in contingent convertible securities in the “Principal Investment Risks” section.
Response:  No change was made in response to this comment since the Registrant has no current intention of investing in contingent convertible securities as part of its principal investment strategies.

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

Comment 16:  Please confirm whether the Fund can invest more than 15% of its assets in collateralized loan obligations, and whether the Fund considers such investments liquid or illiquid.
Response:  The Registrant confirms that the Fund does not anticipate investing more than 15% of its net assets in collateralized loan obligations.  With respect to the liquidity of these investments, the Registrant would determine the liquidity of collateralized loan obligations as it does other investments of the Fund.  Illiquid securities would include, generally, securities that cannot be expected to be sold or disposed of within seven days in the ordinary course of business for approximately the amount at which the Fund has valued the securities.
Comment 17:  In the “Principal Investment Strategies” section, please define collateralized loan obligations as “CLOs” in the last sentence of the first paragraph of the “Credit Long/Short” strategy.
Response:  The Registrant has made the requested change.
Comment 18:  In the “Principal Investment Strategies” section, please consider adding an explanation of how investments in trade claims will be made as part of the “Credit Long/Short” strategy
Response:  The Registrant has deleted the reference to trade claims from the “Principal Investment Strategies” section.
Comment 19: Please confirm whether the risks associated with the “Asset-Backed Securities” strategy are included in the “Principal Investment Risks” section.
Response: The Registrant believes that the risks associated with investments in asset-based securities are described appropriately in the “Principal Investment Risks” section. The Registrant believes that the risk disclosure in the “Principal Investment Risks” section covers the risks associated with the “Asset-Backed Securities” strategy.
Comment 20: With respect to the Fund and the Subsidiary discussed in the registration statement:
a)  Confirm that the Fund complies on an aggregate basis with its Subsidiary with (i) the Fund’s investment policy with respect to concentration of investments in a particular industry or group of industries in accordance with Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (“1940 Act”) and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

Response:  The Registrant confirms that the Fund complies on an aggregate basis with its Subsidiary with (i) the Fund’s investment policy with respect to concentration of investments in a particular industry or group of industries in accordance with Section 8(b)(1)(E) of the 1940 Act and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.
b)  Confirm the Subsidiary entered into an advisory agreement in accordance with Section 15(a) of the 1940 Act.
Response:   The Registrant notes that the Fund complies with Section 15(a) of the 1940 Act and the Subsidiary has the same investment advisers as the Fund.  The Subsidiary is not a registered investment company under the 1940 Act and therefore is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act.  While the Subsidiary is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary’s advisory agreement complies with various requirements of Section 15(a). The Subsidiary has entered into an advisory agreement that:  (1) is in writing; (2) describes the compensation to be paid; (3) will continue in effect for a period more than two years from the date of its execution only so long as the Board on behalf of the Fund as sole shareholder of the Subsidiary approves its continuance annually; (4) provides that it may be terminated on 60 days’ notice; and (5) provides for automatic termination in the event of its assignment (as that term is defined in the 1940 Act).
c)  Confirm the Subsidiary’s advisory agreement is filed as an exhibit to the Trust’s registration statement.
Response:  The Registrant confirms the Subsidiary’s form of advisory agreement is filed as an exhibit to the Trust’s registration statement.
d)  Confirm that the Subsidiary complies with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.
Response:  The Registrant confirms that the Subsidiary complies with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.
e)  Identify the Subsidiary’s custodian.
Response:  The Subsidiary’s custodian is JP Morgan Chase Bank, N.A.
f)  Confirm whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in its Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by its Subsidiary or,

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

if no such Private Letter Ruling has been obtained, confirm the basis on which the Fund has made such a determination (e.g., opinion of counsel).
Response:  The Fund has obtained an opinion of counsel that income generated from the Fund’s investment in its Subsidiary will be “qualifying income” for RIC qualification purposes.
g)  Confirm that the Fund’s principal investment strategies and principal investment risk disclosure reflect the aggregate principal investment strategies and principal investment risks of the Fund and the Subsidiary.
Response:  The Registrant confirms the Fund’s principal investment strategies and principal investment risk disclosure reflect the aggregate principal investment strategies and principal investment risks of the Fund and the Subsidiary.
h)  Confirm the Subsidiary’s financial statements are consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.
Response:  The Registrant confirms the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.
i)  Confirm that all Subsidiary expenses are included in the Fund’s fee table.
Response:  The Registrant confirms that all Subsidiary expenses will be included in the Fund’s fee table.
j)  Confirm whether the Subsidiary will designate an agent for service of process in the United States.
Response:  The Registrant confirms the Subsidiary will designate an agent for service of process in the United States.
k)  Confirm whether the Subsidiary and its board of directors will consent to inspection by the SEC of the Subsidiary’s books and records.
Response:  The Registrant confirms the Subsidiary and its board of directors will consent to inspection by the SEC of the Subsidiary’s books and records.
l)  Confirm whether the Trust will have the Subsidiary’s board of directors sign the Trust’s applicable post-effective amendments to its registration statement.
Response:  The Registrant confirms the Trust has the Subsidiary’s board of directors sign the Trust’s applicable post-effective amendments to its registration statement.

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

Comment 21: In the “Principal Investment Strategies” section, please consider removing the paragraph that begins with the sentence “The Manager also may allocate the Fund’s assets to certain additional strategies in the future.”
Response: No change was made in response to this comment. The Registrant believes that this discussion about the Fund’s potential allocation of assets to certain additional strategies in the future is a part of the principal investment strategies that should remain in this section.
Comment 22:  Please consider whether “Restricted Securities Risk” is a principal investment risk of the Fund based on the Fund’s principal investment strategies.  If not, please delete it from the “Principal Investment Risks” section.
Response:  The Registrant believes that “Restricted Securities Risk” is a principal investment risk for the Fund and should be disclosed in the “Principal Investment Risks” section.
Comment 23:  Please confirm whether the HFRX Absolute Return Index meets the requirements of a broad-based securities market index as defined by the instructions to Item 27(b)(7).
Response:  The instructions to this Item 27(b)(7) states the following with respect to an appropriate broad-based securities market index:
For purposes of this Item, an “appropriate broad-based securities market index” is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.
The Registrant notes that on February 29, 2016, the Fund will begin comparing its performance to the HFRX Global Hedge Fund Index as its primary benchmark. The Registrant believes that the HFRX Global Hedge Fund Index, which is designed to be representative of the overall composition of the hedge fund universe, meets the standards of an appropriate broad-based securities market index since the index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.
Comment 24:  Please consider whether Instruction 3(b) to Item 4 of Form N-1A applies to the footnote to the performance table of the Class R6 prospectus.
Response:  The Registrant has revised the footnote to the performance table as follows:
The above performance prior to 12/31/2013 is that of the Fund’s Institutional Class, which is not offered through this prospectus. Class R6 would have substantially similar performance to Institutional Class because the classes are invested in the same portfolio of securities. Because Institutional Class has higher

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

expenses than Class R6, its performance typically would have been lower than that of Class R6. Returns would have been lower if the Manager had not reimbursed certain expenses and/or waived a portion of the investment management fees during certain of the periods shown.
Comment 25:  Please explain the purpose of the “Information about Additional Potential Principal Investment Strategies” section in the prospectus.
Response:  The strategies discussed in the “Information about Additional Potential Principal Investment Strategies” section are not current principal strategies of the Fund, however, they are strategies, which the Fund may want to pursue in the future.  The Registrant believes it is permissible to include this disclosure pursuant to Instruction C(3)(b) of Form N-1A.
Neuberger Berman Long Short Multi-Manager Fund
Comment 26: Please confirm whether “Foreign and Emerging Markets Risk” in the “Principal Investment Risks” section includes risks specific to American Depositary Receipts (“ADRs”).
Response: The Registrant believes that the existing disclosure in the “Foreign and Emerging Markets Risk” includes adequate risks related to ADRs.
Comment 27:  Please confirm whether the risks associated with investing in European companies are disclosed in the “Principal Investment Risks” section.
Response:  The Registrant believes that the existing disclosure in the “Principal Investment Risks” section includes adequate risks related to investing in European companies.
Comment 28:  Please clarify whether investments in emerging markets are a part of the principal investment strategies of the Fund.  If not, please consider removing the risks associated with emerging markets from “Foreign and Emerging Markets Risk” in the “Principal Investment Risks” section.
Response:  The Registrant confirms that investments in emerging markets are a part of the principal investment strategies of the Fund.  The principal investment strategies indicated that the Fund can invest in both equity and fixed income securities of issues around the world.
Comment 29: Please confirm whether the HFRX Equity Hedge Index meets the requirements of a broad-based securities market index as defined by the instructions to Item 27(b)(7).
Response:  The instructions to this Item 27(b)(7) states the following with respect to an appropriate broad-based securities market index:

Mr. Mark Cowan
Division of Investment Management
Securities and Exchange Commission
February 26, 2016

For purposes of this Item, an “appropriate broad-based securities market index” is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.
The Registrant believes that the HFRX Equity Hedge Index, which is designed to be representative of equity hedge strategies, meets the standards of an appropriate broad-based securities market index since the index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.
Statements of Additional Information
Comment 30: Please clarify that each Fund will “look-through” to the holdings of any underlying investment companies when determining the Fund’s compliance with the industry concentration policy described in the “Investment Policies and Limitations” section.
Response: The Registrant respectfully declines to make the requested change.  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry.  In addition, the Registrant is not aware of any requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.
*            *            *            *            *
If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473.  Thank you for your attention to this matter.
Sincerely,

/s/ Franklin H. Na Franklin H. Na